ALAN P. GOLDBERG

312.807.4227

alan.goldberg@klgates.com

November 3, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Christine Y. Greenlees

100 F Street, N.E.

Washington, DC 20549-4720

Re:	PowerShares Exchange-Traded Fund Trust, et al. (File No. 812-14494)

Dear Ms. Greenlees:

On behalf of Invesco PowerShares Capital Management LLC (the “Adviser”), PowerShares Exchange-Traded Fund Trust (“Trust I”), PowerShares Exchange-Traded Fund Trust II (“Trust II” and with Trust I, the “Trusts”) and Invesco Distributors, Inc. (the “Distributor” and, collectively with the Trusts and the Adviser, the “Applicants”), we submitted on June 24, 2015 an application (the “Application”) seeking an order to amend a prior order under (i) Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), that would grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and (ii) under Sections 6(c) and 17(b) of the Act that would grant an exemption Sections 17(a) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. After discussing the Application with the Staff of the Securities and Exchange Commission (the “Commission”), we are writing on behalf of the Applicants to respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

If you have any further questions or need further information, please do not hesitate to contact the undersigned at 312-807-4227.

Sincerely,

/s/ Alan Goldberg
Alan Goldberg

Copy:	Anna Paglia, Esq.
Eric Purple, Esq.